SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             -----------------------

                                  SCHEDULE 13D


          Under the Securities Exchange Act of 1934 (Amendment No. __)


                                 PXRE Group Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $1.00 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    G73018106
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 Robert P. Myron
                                 Vice President
                             Select Reinsurance Ltd.
                                  Victoria Hall
                          11 Victoria Street, 3rd Floor
                             Hamilton, HM 11 Bermuda
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                November 15, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box /X/



                         (Continued on following pages)

                               (Page 1 of 8 Pages)

CUSIP NO.: G73018106                                SCHEDULE 13D

1          NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                            Select Reinsurance, Ltd.           98-0189774
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                                      (b) [x]

--------------------------------------------------------------------------------
3          SEC USE ONLY
--------------------------------------------------------------------------------
4          SOURCE OF FUNDS
           WC

--------------------------------------------------------------------------------
5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                                  [ ]

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION
                         Bermuda

--------------------------------------------------------------------------------
                         7    SOLE VOTING POWER

NUMBER OF                     1,112,200*
SHARES                        --------------------------------------------------
ENEFICIALLY              8    SHARED VOTING POWER
OWNED BY
EACH                          None
REPORTING                     --------------------------------------------------
PERSON                   9    SOLE DISPOSITIVE POWER

                              1,112,200*
                              --------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              None
                            ----------------------------------------------------

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             1,112,200*
--------------------------------------------------------------------------------

12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                           []

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             9.32%

--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
                        CO


--------------------------------------------------------------------------------
* Voting and dispositive power is exercised through Select Reinsurance, Ltd's sole investment advisor Mariner Investment Group, Inc. Accordingly, Select Reinsurance, Ltd. may be deemed to share voting and dispositive power.
--------------------------------------------------------------------------------


                                  (Page 2 of 8 Pages)

CUSIP NO.: G73018106                                SCHEDULE 13D

1          NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                             Mariner Investment Group, Inc.        13-3698301
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)  [ ]
                                                                     (b)  [x]

--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS
           WC

--------------------------------------------------------------------------------
5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                                  [ ]

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION
                         New York
--------------------------------------------------------------------------------
                         7        SOLE VOTING POWER

                                  ----------------------------------------------
NUMBER OF                         1,112,200*
SHARES                   8        ----------------------------------------------
BENEFICIALLY                      SHARED VOTING POWER
OWNED BY
EACH                              None
REPORTING                9        ----------------------------------------------
PERSON                            SOLE DISPOSITIVE POWER

                                  1,112,200*
                                  ----------------------------------------------
                         10       SHARED DISPOSITIVE POWER

                                  None
                                  ----------------------------------------------

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             1,112,200*

--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES
--------------------------------------------------------------------------------

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             9.32%

--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
                             CO


* Voting and dispositive power is exercised solely in its capacity as investment advisor of Select Reinsurance, Ltd. Accordingly, Mariner Investment Group, Inc. may be deemed to share voting and dispositive power. Mr. William Michaelcheck is a 100% shareholder of Mariner Investment Group, Inc. and Chairman of the Board of Directors of Select Reinsurance, Ltd.
--------------------------------------------------------------------------------

                                  (Page 3 of 8 Pages)

ITEM 1.  SECURITY AND ISSUER

     This statement relates to the common stock, par value $1.00 per share (the "Common Stock") of PXRE Group Ltd. (the "Company"). The Company's principal executive offices are located at 99 Front Street, Hamilton HM 12, Bermuda. The Company's mailing address is 12 Church Street, Suite 231, Hamilton HM 11, Bermuda.

ITEM 2.  IDENTITY AND BACKGROUND

     (a) - (c) This statement is being filed by Select Reinsurance, Ltd. ("Select Re") and Mariner Investment Group, Inc. ("Mariner"). Select Re's principal executive offices are located at Victoria Hall, 11 Victoria Street, 3rd Floor, Hamilton, HM 11 Bermuda. Select Re is an exempted insurance company organized under the laws of Bermuda in order to provide reinsurance with respect to catastrophic coverages such as property catastrophe, marine, aviation and satellite risks, and also writes other insurance and reinsurance risks. Mariner's principal executive offices are located at 780 3rd Avenue, 16th Floor, New York, NY 10017. Mariner manages hedge funds and funds of hedge funds and provides investment management services for a limited number of clients.

     The names, business addresses and principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of each of the persons specified by Instruction C of Schedule 13D are set forth on Schedule I.

     (d) - (e) Neither Select Re, Mariner, nor to the knowledge of Select Re and Mariner, any of the persons specified in Schedule I has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) The citizenship of each of the persons specified by Instruction C of the Schedule 13D is set forth on the attached Schedule I.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     No funds were required in connection with the matters described in Item 4 below.

ITEM 4.  PURPOSE OF THE TRANSACTION

     The shares of Common Stock covered by this Schedule 13D were acquired for investment purposes on October 8, 1999 and in connection therewith Select Re filed a Schedule 13G with the Securities and Exchange Commission pursuant to Rule 13d-1(c).

     On November 6, 2001, the Company publicly announced that it had hired Lazard Freres & Co. to assist it in the evaluation of various capital raising alternatives. On November 15, 2001, Select Re's Board of Directors authorized Select Re's management to evaluate the advisability of a business combination with the Company as a possible capital raising alternative. On that same day, members of Select Re's Board of Directors and management contacted the Company about a possible business combination that would result in an extraordinary corporate transaction. Select Re and the Company engaged in various discussions and negotiations regarding a possible transaction. However, due to time parameters established by the Company, Select Re determined that it could not reach an agreement with the Company on the price and other terms within such time parameters. Accordingly, on November 20, 2001, Select Re notified the Company that it would no longer pursue any possible transaction with the Company and the reporting persons are no longer holding securities with the purpose or effect of changing or influencing control of the Company. The reporting persons therefore are contemporaneously filing a statement on Schedule 13G in accordance with Rule 13d-1(h).

                              (Page 4 of 8 Pages)

     The reporting persons have no current plan or proposal which relates to or would result in any of the matters referred to in Items (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) - (b) Select Re has sole voting and dispositive power with respect to 1,112,200 shares of Common Stock, representing approximately 9.32% of the shares of Common Stock outstanding as of November 12, 2001. However, Select Re exercises voting and dispositive power through its investment advisor Mariner and, therefore, may be deemed to share voting and dispositive power with respect to its 1,112,200 share of Common Stock with Mariner.

     (c) None of Select Re, Mariner or, to Select Re's and Mariner's knowledge, any of the persons named on the attached Schedule I has effected any transactions in shares of Common Stock in the past 60 days.

     (d) - (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     To Select Re's and Mariner's knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Select Re and Mariner and the Company or any other person with respect to securities of the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.                         Description
----------                 ------------------------
99.1                       Joint filing agreement, dated November 26, 2001,
                           by and between Select Reinsurance Ltd. and Mariner
                           Investment Group, Inc.


                              (Page 5 of 8 Pages)

                                   SCHEDULE I

                  Information Concerning Executive Officers and
                             Directors of Select Re

     The current executive officers and directors of Select Re are listed below. Select Re's principal executive offices are located at Victoria Hall, 11 Victoria Street, 3rd Floor, Hamilton, HM 11 Bermuda. Unless otherwise indicated, the business address listed for each individual not principally employed by Select Re is also the address of the corporation or other organization which principally employs that individual.

                               CORPORATE OFFICERS
                               ------------------

NAME                       PRESENT POSITION WITH SELECT RE        CITIZENSHIP
William J. Michaelcheck    Director and Chairman                 United States
Brant L. Kizer             Vice President                        United States
Cindy Miller               Treasurer and Secretary               United States
Robert P. Myron            Vice President                        United States
                                                                  and Bermuda




                                    DIRECTORS
                                    ----------


NAME                     POSITION/PRESENT PRINCIPAL             PRINCIPAL BUSINESS               CITIZENSHIP
                          OCCUPATION OR EMPLOYMENT                    ADDRESS

William J.                Director and Chairman              Victoria Hall, Il Victoria          United States
Michaelcheck                                                 Street, 3rd Floor,
                                                             Hamilton, HM 11 Bermuda
Michael Egan             Managing Member of Carruth          780 3rd Avenue, 16th Floor          United States
                         Management LLC                      New York, NY 10017
Glenn Fuhrman            Founding Principal of MSD           780 3rd Avenue, 16th Floor          United States
                         Capital, L.P.                       New York, NY 10017
Morton N. Lane           President of Lane Financial LLC     321 Melrose Avenue,                 United States
                                                             Kenilworth, IL 60043
Christopher B. Mailman                                                                           United States
Willard M. Overlock      Retired                             780 3rd Avneue, 16th Floor          United States
Jeffrey L. Radke         President of PXRE Reinsurance       New York, NY 10017                  United States
                         Ltd. and Executive Vice President   HM 12, Bermuda
                         of PXRE Group Ltd.
Gerald L. Radke          President, Chief Executive          99 Front Street, Hamilton           United States
                         Officer and Chairman of the Board   HM 12, Bermuda
                         of Director of PXRE Group Ltd.
Mark O. Winkelman        Retired                             780 3rd Avnenue, 16th Floor         Holland
                                                             New York, NY 10017

                              (Page 6 of 8 Pages)

                  Information Concerning Executive Officers and
                              Directors of Mariner

     The current executive officers and directors of Mariner are listed below. Mariner's principal executive offices are located at 780 3rd Avenue, 16th Floor, New York, NY 10017. Unless otherwise indicated, the business address listed for each individual not principally employed by Mariner is also the address of the corporation or other organization which principally employs that individual.

                          CORPORATE OFFICERS AND DIRECTORS
                          --------------------------------

NAME                      PRESENT POSITION WITH MARINER         CITIZENSHIP
William J. Michaelcheck   President and Chairman of the Board    United States
Sarah Wohlenhaus          Secretary                              United States
Charles Howe              Treasurer                              United States






                              (Page 7 of 8 Pages)

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                           SELECT REINSURANCE, LTD.




                           By:   /s/ Robert P. Myron
                                -----------------------------------------------
                           Name:  Robert P. Myron
                           Title: Vice President


                           MARINER INVESTMENT GROUP, INC.




                           By:     /s/ William Michaelcheck
                                 ---------------------------------------------
                           Name:  William Michaelcheck
                           Title: Chairman



Dated: November 26, 2001



                              (Page 8 of 8 Pages)